PROSPECTUS SUPPLEMENT NO. 2	Filed pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED APRIL 18, 2012)	under the Securities Act of 1933
in connection with Registration
Statement No. 333-178692

OXiGENE, INC.

4,849,101 Shares of Common Stock

This Prospectus Supplement No. 2 supplements and amends the prospectus dated April 18, 2012 relating to the sale of up to 4,849,101 shares of our common stock by Lincoln Park Capital Fund, LLC, or LPC.

This prospectus supplement should be read in conjunction with the prospectus dated April 18, 2012, as well as Prospectus Supplement No. 1 dated June 8, 2012, which are to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it. We will not receive any proceeds from the sale of the shares of common stock by LPC.

On August 13, 2012, we filed our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2012. That Form 10-Q, without exhibits, is attached hereto. In addition, set forth below are updates to the description of our business and the Risk Factors pertaining to an investment in our common stock.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 of the prospectus, as well as the section entitled “Risk Factors” set forth below, as may be updated from time to time by our quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 5, 2012.

Our Company

We are a clinical-stage, biopharmaceutical company developing novel therapeutics primarily to treat cancer. Our primary focus is the development of product candidates referred to as vascular disrupting agents, or VDAs, that selectively disable and destroy abnormal blood vessels that provide solid tumors a means of growth and survival and also are associated with visual impairment in a number of ophthalmological diseases and conditions.

ZYBRESTAT for Oncology

We intend to primarily target the development of our product candidates for the treatment of rare cancers that will be eligible for orphan drug status from the Food and Drug Administration, or FDA. Our lead candidate, ZYBRESTAT®, has been awarded orphan drug status by the FDA and the European Commission in the European Union for the treatment of anaplastic thyroid cancer, or ATC, medullary thyroid cancer, Stage IV papillary thyroid cancer, and Stage IV follicular thyroid cancer, and by the FDA for the treatment of ovarian cancer. The FDA has also granted Fast Track status to ZYBRESTAT for the treatment of ATC.

By focusing on developing ZYBRESTAT in rare or orphan indications, we believe we will be able to take advantage of significant benefits associated with orphan drug status, such as:

•	Study design assistance from the appropriate FDA center,

•	Exemption from application-filing fees,

•	Possible grant funding for Phase 1 and 2 clinical trials,

•	Tax credits for some clinical research expenses, and

•	Seven years of marketing exclusivity after the approval of the drug.

The Orphan Drug Act was passed in January 1983 to stimulate the research, development, and approval of products that treat rare diseases. An orphan drug is defined as a product that treats a rare disease affecting fewer than 200,000 patients in the United States. Drugs are granted orphan status for a specific indication.

To date, more than 400 subjects have been treated with ZYBRESTAT in human clinical trials, and the drug candidate has been observed to be generally well-tolerated with a manageable safety profile.

ZYBRESTAT is a reversible tubulin binding agent that works by disrupting the network of abnormal blood vessels, or vasculature, within solid tumors, also referred to as vascular disruption. Vascular disruption leads to tumor hypoxia, which refers to the process of starving the tumor of vitally necessary oxygen supply and subsequent tumor cell death. More specifically, ZYBRESTAT selectively targets the existing abnormal and largely immature vasculature found in most solid tumors and causes endothelial cells that make up the walls of the blood vessels in that vasculature to lose their normally flat shape and to become round, thus blocking the flow of blood to the tumor. The downstream tumor environment is then deprived of oxygen and nutrients, and the resulting restriction in blood supply kills the cells in the central portion of the tumor. Based on ZYBRESTAT’s positive activity observed in animal models, we have conducted multiple clinical trials of ZYBRESTAT in a variety of tumor types.

ZYBRESTAT in Anaplastic Thyroid Cancer

ATC is an aggressive, rare, lethal cancer of the thyroid gland. Because of the rapid progression of the disease and the absence of effective, approved therapies, median survival from the time of diagnosis is approximately 3-4 months. It is estimated that approximately 800 patients will be diagnosed with ATC in the United States in 2012. Assuming similar incidence rates, this would translate into an estimated 800 new cases of ATC annually in Europe, and 3,800 new cases worldwide. Due to the aggressive nature of the disease, fewer than 10% of patients are expected to survive one year from diagnosis. We have completed a Phase 2/3 clinical trial of ZYBRESTAT in patients with ATC, and we are currently in discussions with the FDA regarding a special protocol assessment, or SPA, for a pivotal Phase 3 clinical trial of ZYBRESTAT in ATC, which we refer to as the FACT 2 trial. We believe that a positive FACT 2 study would be sufficient to obtain regulatory approval in the United States and approval in Europe for the treatment of patients with ATC. At the present time, we do not have the financial resources to conduct the FACT 2 trial on our own, and we are considering our options with regard to funding and potential paths forward for the FACT 2 trial.

In December 2011, we established a partnership agreement, which was expanded in August 2012, to provide access to ZYBRESTAT for the treatment of patients with ATC in a specified territory on a compassionate use basis. Our named patient program, managed by Azanta Danmark A/S, or Azanta, provides a regulatory mechanism to allow healthcare professionals in the territory to prescribe ZYBRESTAT to individual ATC patients while it is still in development. Under the terms of the agreement, we provide ZYBRESTAT to Azanta, and Azanta serves as our exclusive distributor for ZYBRESTAT in the specified territory for this purpose. Azanta provides ZYBRESTAT to physicians solely to treat ATC on a compassionate use basis in the territory covered by the agreement until such time as ZYBRESTAT may obtain marketing approval in that territory. The territory includes the European Union, including the Nordic countries and Switzerland, Canada, Israel and South Korea. The agreement may be further expanded to include other countries on a country-by-country basis. We and Azanta will cooperate on regulatory activities relating to ZYBRESTAT for the treatment of ATC within the territory. There is no transfer of ownership of intellectual property rights for ZYBRESTAT to Azanta under the terms of the agreement.

ZYBRESTAT in Ovarian Cancer

We are also considering development of ZYBRESTAT for the treatment of recurrent ovarian cancer. On June 15, 2012, a group of British clinical investigators published results from a Phase 1 study in solid tumors in the journal Clinical Cancer Research, using a combination of ZYBRESTAT with bevacizumab, an angiogenesis inhibitor targeting the vascular endothelial growth factor (VEGF), without cytotoxic chemotherapy. The investigators observed disease stabilization in 9 of 14 patients (60%), and partial response lasting over one year in one patient with ovarian cancer, based on CA125 tumor marker levels. The investigators also observed that functional imaging of the tumors at baseline and after cycle 1 showed longer profound vascular changes and blood-flow shutdown when bevacizumab was added to the ZYBRESTAT treatment regimen, demonstrating the complementary therapeutic effect of ZYBRESTAT and bevacizumab on the tumor vasculature.

We believe that this approach of combining vascular targeting agents without chemotherapy represents a potential way forward in clinical evaluation; it is the basis for our ongoing Phase 2 clinical trial of ZYBRESTAT in advanced ovarian cancer, which is being conducted by the Gynecologic Oncology Group (GOG), an organization dedicated to clinical research in the field of gynecologic cancer. This trial is under the sponsorship of the Cancer Therapy Evaluation Program of the National Cancer Institute (CTEP), and is expected to enroll a total of 110 patients. To be eligible for the study, patients must have recurrent ovarian cancer, and must have had one prior platinum-based chemotherapeutic regimen. Patients are being randomized into two arms: one arm receives bevacizumab; the second arm receives bevacizumab plus ZYBRESTAT. Patients are treated until disease progression or adverse effects prohibit further therapy. The primary endpoint of the Phase 2 trial is progression-free survival. Secondary endpoints include safety, overall survival and objective responses by treatment. We anticipate final analysis of the data from this trial in 2013. On August 6, 2012, we announced that a pre-specified interim safety analysis of 25 patients in this trial indicated that only one of these patients had suffered a protocol-specified serious adverse event in the trial to date, and therefore the trial should continue to full enrollment. While we pay for some minimal costs related to this trial, CTEP bears most of the cost of the trial.

More than 60 clinical sites are participating in the GOG study. If the trial is clinically successful in terms of slowing tumor progression, we believe that this combination of vascular targeting agents, without the use of cytotoxic chemotherapy agents—and their often significant side effects—could provide a potentially better tolerated alternative for the treatment of ovarian cancer patients.

While studying ZYBRESTAT in combination with a VEGF-targeting agent without additional chemotherapy in ovarian cancer may be a potential path forward, we also believe that studying ZYBRESTAT in combination with platinum or paclitaxel-based chemotherapy is supported by compelling preclinical data and may be another potential path forward, since chemotherapy is the current standard of care in this indication. We have seen positive clinical results in prior clinical studies using ZYBRESTAT in conjunction with carboplatin and paclitaxel in patients with platinum- resistant ovarian cancer. Final results from a Phase 2 study were published by the Mount Vernon Cancer Centre, in the U. K., in the January 2011 issue of Annals of Oncology, showing a response rate of 25% (11/44) in a platinum resistant population and an additional 11% (5/44) of patients with unconfirmed responses on CT, suggesting that randomized trials including ZYBRESTAT with platinum- or paclitaxel-based chemotherapy should be performed in patients with advanced ovarian cancer. Based on an annual incidence rate of 12.7 per 100,000 women, according to the National Cancer Institute, it is estimated that 22,280 women will be diagnosed with, and 15,500 women will die of, ovarian cancer in the United States in 2012. Assuming slightly higher observed incidence rates, this translates into an estimated 44,728 new cases of ovarian cancer annually in Europe and 8,328 new cases in Japan. We will require additional funding to provide the financial resources to conduct the above-described studies in ovarian cancer on our own.

ZYBRESTAT in Carcinoid Syndrome

A more recent indication that we would like to pursue is the treatment of carcinoid syndrome. In June 2012, we announced the establishment of an exclusive, worldwide licensing agreement with Angiogene Pharmaceuticals Ltd., a U.K.-based drug development company relative to their VDA program for neuroendocrine cancers, focused specifically on carcinoid syndrome. We plan to leverage these assets for the development and potential commercialization of ZYBRESTAT to treat carcinoid syndrome associated with metastatic carcinoid and neuroendocrine tumors. In the United States, according to the American Cancer Society, approximately 5,000 new carcinoid tumors and an additional 3,000 neuroendocrine tumors, or NETs, are diagnosed annually. Assuming similar incidence rates, this translates to 16,000 new cases of carcinoid and NETs annually in the combined markets of Europe and Japan.

Neuroendocrine tumors, including carcinoid, are increasing in incidence more rapidly than other cancers, but treatment, including, drugs, surgery, or embolization techniques, are not successful for all patients or may provide only temporary relief. The medical need for additional therapeutic options for patients and doctors remains open and may provide an opportunity for us to utilize our technology and experience in developing VDA drugs for the benefit of those patients.

Given the compelling scientific basis for using a VDA to disrupt blood flow to induce tumor necrosis and reduce production of biologically active mediators, such as serotonin, which are associated with the most severe, debilitating symptoms of this disease, we plan to investigate the effectiveness of ZYBRESTAT in this setting. We believe that using this approach has the potential to provide a faster path to establishing clinical activity of ZYBRESTAT, as compared to more typical endpoints such as progression-free survival or overall survival, as utilized in our other ongoing programs, and to significantly expand the commercial opportunity and patent protection for ZYBRESTAT. We are exploring possible preclinical and clinical studies in this indication, but we would require additional funding to provide the financial resources for such studies.

OXi4503, a unique, second generation VDA for oncology indications

We are also currently pursuing development of OXi4503, a second-generation, dual-mechanism VDA, as a treatment for certain solid tumor types and for the treatment of myeloid leukemias, which also represent orphan indications. We believe that OXi4503 is differentiated from other VDAs by its dual-action activity: in addition to having potent vascular disrupting effects, OXi4503 is unique in that certain enzymes in the human body can help convert it to a form of chemical that has direct tumor cell killing effects. We believe this unique property may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on data from preclinical studies, we believe that OXi4503 may have enhanced activity in tumor types with relatively high levels of the enzymes that facilitate the conversion of OXi4503 to the form of chemical that kills tumor cells. These tumor types include hepatocellular carcinoma, melanoma, and leukemias of the myeloid lineage. In preclinical studies, OXi4503 has shown potent anti-tumor activity against solid tumors and acute myeloid leukemia models, both as a single agent and in combination with other cancer treatment modalities.

We have completed a Phase 1 clinical trial of OXi4503 in patients with advanced solid tumors sponsored by Cancer Research United Kingdom. In collaboration with us, Professor Gordon Rustin and colleagues from the Mount Vernon Cancer Research Centre, and other institutions in the United Kingdom, reported positive final data from this study at the 2010 ASCO Annual Meeting. In this study, 45 patients with advanced solid tumors who had declined or were unresponsive to standard treatment were treated with escalating doses of OXi4503. Partial responses were observed in two patients with epithelial ovarian cancer and stable disease was observed in 9 patients. OXi4503 was also observed to be well-tolerated in this study. To date, OXi4503 has been observed to have a manageable side-effect profile similar to that of other agents in the VDA class, potential single-agent clinical activity, and effects on tumor blood flow and tumor metabolic activity, as determined with several imaging modalities. We also evaluated escalating doses of OXi4503 in an OXiGENE-sponsored Phase 1b trial, initiated in the first quarter of 2009 in patients with solid tumors with hepatic involvement. This study confirmed the recommended dose established in the first Phase 1 study. Currently, we are exploring possible clinical studies but we have no firm plans to continue the evaluation of OXi4503 in patients with solid tumors.

Based on the results of preclinical studies published in the journal Blood in September 2010 that show OXi4503 has potent activity against acute myelogenous leukemia (AML) in animal models, we entered into a clinical trial agreement pursuant to which investigators at the University of Florida initiated an investigator sponsored Phase 1 study of OXi4503 in patients with AML or myelodysplastic syndrome (MDS) in May 2011. This open-label, dose-escalating study for the treatment of up to 36 patients is being conducted in patients with relapsed or refractory AML and MDS and will evaluate the safety profile, maximum tolerated dose and biologic activity of OXi4503 in these patients. We expect that initial indications of biologic activity from this study may be available in the fourth quarter of 2012.

ZYBRESTAT for Ophthalmology

In addition to developing ZYBRESTAT as an intravenously administered therapy for oncology indications, we have previously undertaken an ophthalmology research and development program with ZYBRESTAT with the ultimate goal of developing a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions that are characterized by abnormal blood vessel growth within the eye that result in loss of vision. Due to financial constraints, we are not actively pursuing development in this area at this time.

Company Background

We are a Delaware corporation, incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, with our principal corporate office in the United States at 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080 (telephone: (650) 635-7000, fax: (650) 635-7001). Our Internet address is www.OXiGENE.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors” section of our web site as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on our web site does not form a part of this prospectus supplement.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review and consider the following risk factors and in the sections entitled “Risk Factors” contained in our most recent annual report on Form 10-K and quarterly reports on Form 10-Q, which have been filed with the SEC and are incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as any updates thereto contained in subsequent filings with the SEC or in any free writing prospectus and all other information contained in this prospectus supplement and the accompanying prospectus and incorporated by reference into the prospectus before purchasing our securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

We will be required to raise additional funds to finance our operations, continue the development of our product candidates and remain a going concern; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. Our cash utilization amount depends on the progress of our product development programs as well as the cost, timing and outcomes of regulatory submissions for our product candidates, the terms and conditions of our contracts with service providers for these programs, and the rate of recruitment of patients into clinical trials with our products. In addition, the further development of our ongoing clinical trials will depend on upcoming analysis and results of those studies and our financial resources at that time.

We are aggressively pursuing forms of capital infusion including public or private financing, strategic partnerships or other arrangements with organizations that have capabilities and/or products that are complementary to our own capabilities and/or products, in order to continue the development of our product candidates. However, there can be no assurances that we will complete any strategic alliances or collaborative development agreements, and the terms of such arrangements may not be advantageous to us.

Based on our limited ongoing programs and operations and taking into consideration the reductions in cash utilization resulting from our September 2011 reduction in force, we expect our existing cash and cash equivalents to support our operations through the middle of the first quarter of 2013. However, this level of cash utilization does not provide for the initiation of any significant projects to further the development of ZYBRESTAT. Any significant further development of ZYBRESTAT or other capital intensive activities, including but not limited to the FACT 2 trial, will be contingent upon our ability to raise additional capital in addition to our existing financing arrangements.

Our ongoing capital requirements will depend on numerous factors, including: the progress and results of preclinical testing and clinical trials of our product candidates under development; the costs of complying with FDA and other regulatory agency requirements, including addressing findings set forth by the FDA in its correspondence to us in March 2012, which will be significant – as described in the Risk Factors below regarding the conduct of clinical trials and regulatory requirements; the progress of our research and development programs and those of our partners; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources, if any, that we devote to develop manufacturing methods and advanced technologies; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by third-party patent or other technology rights; the cost of commercialization activities and arrangements, if any, undertaken by us; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.

While we have access to certain amounts of financing through the ATM and through a separate financing arrangement with Lincoln Park Capital, these arrangements alone will not be sufficient to fund a late-stage clinical trial of ZYBRESTAT in any indication. If we are unable to raise additional funds when needed, we will not be able to continue development of our product candidates or we will be required to delay, scale back or eliminate some or all of our development programs or cease operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing, whether through the ATM, the Lincoln Park Capital arrangement or otherwise, may be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize. Our failure to raise capital when needed will materially harm our business, financial condition and results of operations. Our ability to raise additional capital could also be impaired if our common shares lose their status on The NASDAQ Capital Market. As a result of this uncertainty and the substantial doubt about our ability to continue as a going concern as of December 31, 2011, the Report of Independent Registered Public Accounting Firm at the beginning of our Consolidated Financial Statements incorporated by reference in this prospectus supplement includes a going concern explanatory paragraph.

Due in part to our constrained financial resources, we may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates or those that are in-licensed, and/or we may be unable to pursue the clinical trials that we would like to pursue.

We have limited technical, managerial and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. Due to our limited available financial resources, we have had to curtail clinical development programs and activities that might otherwise have led to more rapid progress of our product candidates through the regulatory and development processes. For example, in February 2010 we announced a restructuring of our clinical development programs. As a part of that restructuring, we stopped enrollment in our FACT trial in ATC and have redirected available resources away from other clinical trial programs in favor of those we believe to have the highest value. In addition, in September 2011, we implemented a reduction in force, and now have only a limited number of employees to manage and operate our business and clinical programs.

We are currently unable to pursue a second clinical trial of ZYBRESTAT in ATC without substantial additional funding. Due to the rarity of ATC, which afflicts only approximately 3,800 people worldwide per year, and the fact that the median length of survival from time of diagnosis for patients with ATC is only approximately 3-4 months, any pivotal clinical trial in this indication would be required to recruit patients to a large number of clinical trial sites. The FACT 2 clinical trial would be extremely costly and time-consuming, and we cannot assure you that the results of this trial will be sufficient to form the basis of a successful new drug application or that we will have sufficient financial resources to allow us to complete the trial.

We may make incorrect determinations with regard to the indications and clinical trials on which to focus the available resources that we do have. Furthermore, we cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish. We or our partners currently are pursuing clinical trials in ATC, ovarian cancer, and solid tumors, but we are required by our financial resources to engage only in limited clinical activities. The decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also cause us to miss valuable opportunities. In addition, from time to time, we may in-license or otherwise acquire product candidates to supplement our internal development activities. Those activities may use resources that otherwise would have been devoted to our internal programs. We cannot assure you that any resources that we devote to acquired or in-licensed programs will result in any products that are superior to our internally developed products.

If the trading price of our common shares fails to comply with the continued listing requirements of The NASDAQ Capital Market, we will face the need to take additional steps to avoid delisting from that market, including a possible reverse stock split; any such delisting would result in a limited public market for our common shares and make obtaining future financing more difficult for us.

Companies listed on The NASDAQ Capital Market are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days. On June 25, 2012, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the bid price of our common shares closed below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) for continued inclusion on The NASDAQ Capital Market.

In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we have an initial grace period of 180 calendar days, or until December 24, 2012, to regain compliance with the minimum bid price requirement. We cannot assure you that our share price will comply with the requirements for continued listing of our common shares on The NASDAQ Capital Market in the future. If it does not, we may consider asking our stockholders to approve a reverse stock split of our common shares in order to increase the price of our shares to a level above the $1.00 per share minimum. A reverse stock split could adversely affect the liquidity of our common stock and have a negative effect on the public market for our shares, and we may not be able to obtain stockholder approval for such an action.

Further, if our common shares lose their status on The NASDAQ Capital Market, our common shares would likely trade in the over-the-counter market. If our shares were to trade on the over-the-counter market, selling our common shares would be more difficult because the over-the-counter market is substantially less active and liquid than The NASDAQ Capital Market. In addition, in the event our common shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our common shares, further limiting the liquidity of our common shares. These factors could result in lower prices and larger spreads in the bid and ask prices for common shares.

Any such delisting from The NASDAQ Capital Market and continued or further declines in our share price and market value would also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If we or the third parties on which we rely for the conduct of our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We use independent clinical investigators and, in many cases, contract research organizations and other third-party service providers to conduct and/or oversee the clinical trials of our product candidates and expect to continue to do so. We rely heavily on these parties for successful execution of our clinical trials. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the FDA’s requirements and our general investigational plan and protocol. Currently our only clinical trial activities involving ZYBRESTAT are being conducted by physician clinical investigators who are independent of us, but with whom we have agreements for them to provide the results of their clinical trials to us. In order for us to rely on data from these ongoing studies in support of a marketing application, or NDA, for approval of any of our product candidates by the FDA or other regulatory authorities, the independent investigators are required to comply with FDA requirements applicable to their studies.

The FDA and corresponding foreign regulatory authorities require us and our clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

In February 2012, we were inspected by the FDA, and in March 2012, we received a Form FDA 483 containing observations from that inspection. The Form FDA 483 noted observations of certain deficiencies in the conduct of our FACT trial in ATC, which was conducted from July 2007 – February 2010. These observations related to the FDA’s good clinical practice requirements and included the failure to insure proper monitoring of third party clinical investigators who were participants in our FACT trial, the failure to promptly bring non-compliant clinical investigators into compliance, and the selection of clinical trial monitors by our clinical research organizations, or CROs, outside the United States who were not sufficiently qualified by experience and training to monitor clinical trials. The Form FDA 483 also included observations related to the failure to address the improper storage of a drug that was being used in the trial, and the failure to maintain records and case histories in compliance with FDA regulations. The issues noted in the Form FDA 483 had previously been identified and addressed by our management as part of an internal review, first disclosed by us in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, of our systems, practices and procedures governing the areas of vendor oversight, quality, and regulatory compliance.

Our response to the Form FDA 483 describes the corrective actions that we have taken and will continue to take in response to this matter. While we have taken steps and are taking further steps promptly to strengthen our procedures in order to ensure that these issues will not recur in any future clinical trials sponsored by us for any of our product candidates, we cannot assure you that the FDA will be satisfied with our response, that the FDA will not issue a warning letter or take other enforcement action against us, or that similar issues will not recur in the future. The results of this inspection may cause the FDA to disqualify some or all of the data from the FACT trial and not consider it in any future NDA for ZYBRESTAT, which could result in delays or difficulties in obtaining the regulatory approvals that will be required to market ZYBRESTAT. In addition, the steps we take to strengthen our procedures and conduct future clinical trials necessary for approval will be time-consuming and expensive, and we believe, but cannot assure you, that those steps will be sufficient to address the issues that were identified by the FDA in the Form FDA 483.

Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.

Our product candidates are in an early stage of development. In order to achieve profitable operations, we alone or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products currently under development by us will require significant additional research and development and extensive preclinical and clinical testing prior to application for commercial use. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to-date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials. Further, our research or product development efforts may not be successfully completed, any compounds currently under development by us may not be successfully developed into drugs, any potential products may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these problems occur, our business would be materially and adversely affected.

Our requested Special Protocol Assessment agreement with the FDA for our proposed Phase 3 clinical trial of ZYBRESTAT in ATC does not guarantee regulatory approval or any particular outcome from any future regulatory review of ZYBRESTAT.

We have requested a Special Protocol Assessment, or SPA, agreement with the FDA for our proposed Phase 3 clinical trial of ZYBRESTAT in ATC. The purpose of a SPA is to reach agreement with the FDA on the protocol design and statistical analysis for clinical trials that will form the primary basis of an efficacy claim or, in other words, be pivotal. Approval of an NDA for ZYBRESTAT is not guaranteed because a final determination by the FDA that an agreed-upon protocol satisfies a specific objective, such as the demonstration of efficacy, or supports an approval decision will be based on a complete review of all of the data in the NDA. The FDA retains significant latitude and discretion in interpreting the terms of a SPA, the data and results from clinical trials and all other information included in the NDA. For example, the FDA may require trial design changes or additional studies if issues arise that it believes to be relevant to determining safety or efficacy, the FDA may reconsider the agreed upon scope of review based on data that subsequently becomes available and the FDA may raise safety or efficacy concerns that arise after granting of the SPA that override it. As a result, even with a SPA, we cannot be certain that the FDA will find any particular clinical trial results acceptable to support regulatory approval to market and sell ZYBRESTAT.

We have only a limited number of employees to manage and operate our business.

As announced on September 1, 2011, we have implemented a restructuring plan designed to focus our capital resources on our most promising early-stage clinical programs and further reduce our cash utilization. This restructuring plan involved a reduction in force of 11 full-time equivalent employees, or approximately 61%. As of September 7, 2012, we had a total of ten full-time equivalent employees. This reduction in force and focus on reducing cash utilization requires us to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

We have a history of losses, and we anticipate that we will continue to incur losses in the future.

We have experienced net losses every year since our inception and, as of June 30, 2012, had an accumulated deficit of approximately $221,510,000. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, the need to expend substantial amounts on our continuing clinical trials with respect to our VDA drug candidates, technologies, and anticipated research and development activities and the general and administrative expenses associated with those activities. We have not commercially introduced any product and our potential products are in varying early stages of development and testing. Our ability to attain profitability will depend upon our ability to develop products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our products and to license or otherwise market our products successfully. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable.

We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm our business.

We believe that our success depends, and will likely continue to depend, upon our ability to retain the services of our current executive officers, directors, principal consultants and others. The loss of the services of any of these individuals would have a material adverse effect on our business. In addition, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Additionally, we believe that we may, at any time and from time to time, materially depend on the services of consultants and other unaffiliated third parties. We cannot assure you that consultants and other unaffiliated third parties will provide the level of service to us that we require in order to achieve our business objectives.

Our industry is highly competitive, and our product candidates may become obsolete.

We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and likely to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions also have substantially greater experience in developing products, in conducting clinical trials, in obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of at least one other company that currently has a clinical-stage VDA for use in an oncology indication. Some of these competitive products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by us. Our competitors may succeed in developing products that are more effective and/or cost competitive than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect us.

We have licensed in rights to ZYBRESTAT, OXi4503 and other programs from third parties. If our license agreements terminate or expire, we may lose the licensed rights to our product candidates, including ZYBRESTAT and OXi4503, and we may not be able to continue to develop them or, if they are approved, market or commercialize them.

We depend on license agreements with third parties for certain intellectual property rights relating to our product candidates, including patent rights. Currently, we have licensed in patent rights from Arizona State University, or ASU, and the Bristol-Myers Squibb Company for ZYBRESTAT and OXi4503 and from Baylor University and Angiogene Pharmaceuticals Ltd. for other programs. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain our rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose the rights under the patents and other intellectual property rights covered by the agreements. While we are not currently aware of any dispute with any licensors under our material agreements with them, if disputes arise under any of our in-licenses, including our in-licenses from ASU, the Bristol-Myers Squibb Company, Baylor University and Angiogene Pharmaceuticals Ltd., we could lose our rights under these agreements. Any such disputes may or may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and our other resources could be consumed by the need to attend to and seek to resolve these disputes and our business could be harmed by the emergence of such a dispute.

If we lose our rights under these agreements, we may not be able to conduct any further activities with the product candidate or program that the license covered. If this were to happen, we might not be able to develop our product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing them. In particular, patents previously licensed to us might after termination be used to stop us from conducting these activities.

We depend extensively on our patents and proprietary technology, and we must protect those assets in order to preserve our business.

Although we expect to seek patent protection for any compounds we discover and/or for any specific use we discover for new or previously known compounds, any or all of them may not be subject to effective patent protection. Further, the development of regimens for the administration of pharmaceuticals, which generally involve specifications for the frequency, timing and amount of dosages, has been, and we believe, may continue to be, important to our effort, although those processes, as such, may not be patentable. In addition, the issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. As of September 5, 2012, we were the exclusive licensee, sole assignee or co-assignee of twenty-nine (29) granted United States patents, eleven (11) pending United States patent applications, two (2) pending Patent Cooperation Treaty international patent applications, and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. The patent position of pharmaceutical and biotechnology firms like us are generally highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. Moreover, since some of the basic research relating to one or more of our patent applications and/or patents were performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions while our attempts to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.

We require employees and the institutions that perform our preclinical and clinical trials to enter into confidentiality agreements with us. Those agreements provide that all confidential information developed or made known to the individual during the course of the relationship with us to be kept confidential and not to be disclosed to third parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

Our products may result in product liability exposure, and it is uncertain whether our insurance coverage will be sufficient to cover all claims.

The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims, in the event such product candidates cause injury or disease, or result in adverse effects. These claims could be made directly by health care institutions, contract laboratories, patients or others using such products. Although we have obtained liability insurance coverage for our ongoing clinical trials, this coverage may not be in amounts sufficient to protect us from any product liability claims or product recalls which could have a material adverse effect on our financial condition and prospects. Further, adverse product and similar liability claims could negatively impact our ability to obtain or maintain regulatory approvals for our technology and product candidates under development.

If we do not obtain required regulatory approvals, we will be unable to market and sell our product candidates.

Our product candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing, oversight of clinical investigators, recordkeeping and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory review and approval process are required to be successfully completed in the United States and in many foreign jurisdictions before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA is unpredictable but typically exceeds five years following the commencement of clinical trials, depending upon the complexity of the product candidate.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. In connection with the clinical trials of our product candidates, we face risks that:

•	the product candidate may not prove to be safe and efficacious;

•	patients may die or suffer serious adverse effects for reasons that may or may not be related to the product candidate being tested;

•

we fail to maintain adequate records of observations and data from our clinical trials, to establish and maintain sufficient procedures to oversee, collect data from, and manage clinical trials, or to monitor clinical trial sites and investigators to the satisfaction of the FDA or other regulatory agencies;

•	the results of later-phase clinical trials may not confirm the results of earlier clinical trials; and

•	the results may not meet the level of statistical significance or clinical benefit-to-risk ratio required by the FDA or other regulatory agencies for marketing approval.

Only a small percentage of product candidates for which clinical trials are initiated are the subject of NDAs and even fewer receive approval for commercialization. Furthermore, even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations such as those on the indicated uses for which we may market the product.

If clinical trials for our product candidates are prolonged, delayed or suspended, we may be unable to commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our other ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

•	conditions imposed on us by the FDA or any foreign regulatory authority regarding the scope or design of our clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply of our product candidates or other materials necessary to conduct and complete our clinical trials;

•	slow enrollment and retention rate of subjects in clinical trials;

•	failure to achieve compliance with the FDA requirements noted in the agency’s March 2012 letter to us regarding certain observations about our FACT trial in ATC;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results;

•	serious and unexpected drug-related side effects; and

•	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us.

Commercialization of our product candidates may be delayed by the imposition of additional conditions on our clinical trials by the FDA or any foreign regulatory authority or the requirement of additional supportive studies by the FDA or any foreign regulatory authority. In addition, clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, the conduct of other clinical trials that compete for the same patients as our clinical trials, and the eligibility criteria for our clinical trials. Our failure to enroll patients in our clinical trials could delay the completion of the clinical trial beyond our expectations. In addition, the FDA could require us to conduct clinical trials with a larger number of subjects than we have projected for any of our product candidates. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Furthermore, enrolled patients may drop out of our clinical trials, which could impair the validity or statistical significance of the clinical trials.

We do not know whether our clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited.

Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, and record keeping related to the product will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable domestic and foreign regulatory authorities or previously unknown problems with any approved product, manufacturer, or manufacturing process is discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers, or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	pressure to initiate voluntary product recalls;

•	suspension or withdrawal of regulatory approvals; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If physicians and patients do not accept our future products or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any.

Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to recommend our drugs for a variety of reasons including:

•	timing of market introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;

•	cost-effectiveness;

•	limited or no coverage by third-party payers;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	restrictions in the label of the drug;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution support of our products.

If any of our product candidates are approved, but fail to achieve market acceptance, we may not be able to generate significant revenue and our business would suffer.

We have no manufacturing capacity and have relied on, and expect to continue to rely on, third-party manufacturers to produce our product candidates.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates or any of the compounds that we are testing in our preclinical programs, and we lack the resources and the capabilities to do so. As a result, we currently rely, and we expect to rely in the future, on third-party manufacturers to supply our product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our product candidates or products ourselves, including:

•	reliance on the third party for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of the third party;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and

•	the possible termination or non-renewal of the agreement by the third party, based on our own business priorities, at a time that is costly or inconvenient for us.

If we do not maintain our developed important manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us, and there could be a substantial delay before new facilities could be qualified and registered with the FDA and foreign regulatory authorities.

The FDA and foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products after approval.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.

The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

Market acceptance and sales of any one or more of our product candidates that we develop will depend on reimbursement policies and may be affected by future healthcare reform measures. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any product candidates that we develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any product candidates that we develop.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of any products that we develop due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, ACA, became law in the U.S. The goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both government and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval. We also cannot predict the impact of ACA on us as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions, which has not yet occurred.

Our restated certificate of incorporation, our amended and restated by-laws, our stockholder rights agreement and Delaware law could deter a change of our management which could discourage or delay offers to acquire us.

Certain provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws, could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of us. Further, the rights issued under the stockholder rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors.

The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control.

The market price of our common stock has been, and likely will continue to be, highly volatile. Factors, including our financial results or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our common stock. We cannot assure you that your investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market. Substantially all of the shares of our common stock issuable upon exercise of outstanding options and warrants have been registered for resale or are available for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, and may be sold from time to time. Such sales, as well as future sales of our common stock by existing stockholders, or the perception that sales may occur at any time, could adversely affect the market price of our common stock.

Risks Related to This Offering

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or our market value.

The sale of our common stock to LPC may cause dilution and the resales of such shares by LPC may cause the price of our common stock to decline.

In connection with entering into the Purchase Agreement with LPC, we authorized the issuance to LPC of up to $20,000,000 worth of shares of our common stock, subject to certain limitations, plus 899,101 shares of common stock as commitment shares payable to LPC. The number of shares ultimately offered for resale by LPC under this prospectus is dependent upon the number of shares we sell to LPC under the Purchase Agreement. The purchase price for the common stock we may sell to LPC pursuant to the Purchase Agreement will fluctuate based on the trading price of our common stock in the public market. All 4,849,101 shares registered in this offering are expected to be freely tradable. We may sell the shares registered in this offering to LPC during the 36-month period following the date of this prospectus, at any time, in our sole discretion. Depending upon market liquidity during that period, a sale of shares in this offering at any given time could cause the trading price of our common stock to decline. We have issued certain commitment shares to LPC and we may sell additional shares to LPC under the Purchase Agreement. LPC may sell all, some or none of the shares we have issued or may issue in the future, to LPC and any such resales of these shares by LPC may result in substantial dilution to the interests of our existing stockholders. In addition, if we sell a substantial number of shares to LPC in this offering, or if investors expect that we will do so, the actual sales of shares or the mere existence of the facility with LPC may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that may be more favorable to us than sales to LPC under the LPC facility.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission File Number: 0-21990

OXiGENE, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3679168
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

701 Gateway Blvd, Suite 210

South San Francisco, CA 94080

(Address of principal executive offices, including zip code)

(650) 635-7000

(Registrant’s telephone number, including area code)

Not applicable

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of August 3, 2012, there were 17,565,857 shares of the Registrant’s Common Stock issued and outstanding.

OXiGENE, INC.

Cautionary Factors that May Affect Future Results

The disclosure and analysis by OXiGENE, Inc. (the “Company”) in this report contain “forward-looking statements.” Forward-looking statements give management’s current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words, such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning. These include statements, among others, relating to the sufficiency of our financial resources, our planned future actions, our clinical trial plans, our research and development plans and expected outcomes, our prospective products or product approvals, our beliefs regarding our intellectual property position, our plans with respect to funding operations, projected expense levels, and the outcome of contingencies.

Any or all of our forward-looking statements in this report may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially from those set forth in forward-looking statements. The uncertainties that may cause differences include, but are not limited to: the Company’s need for additional funds to finance its operations in the near term; the Company’s history of losses, anticipated continuing losses and uncertainty of future financing; the early stage of product development; uncertainties as to the future success of ongoing and planned clinical trials; the unproven safety and efficacy of products under development; the sufficiency of the Company’s existing capital resources; the Company’s dependence on others for much of the clinical development of its product candidates under development, as well as for obtaining regulatory approvals and conducting manufacturing and marketing of any product candidates that might successfully reach the end of the development process; the impact of government regulations, health care reform and managed care; competition from other companies and other institutions pursuing the same, alternative or superior technologies; the risk of technological obsolescence; uncertainties related to the Company’s ability to obtain adequate patent and other intellectual property protection for its proprietary technology and product candidates; dependence on officers, directors and other individuals; and risks related to product liability exposure.

We will not update forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. You are advised to consult any further disclosures we make in our reports to the Securities and Exchange Commission, including our reports on Form 10-Q, 8-K and 10-K. Our filings list various important factors that could cause actual results to differ materially from expected results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements—Unaudited

OXiGENE, Inc.

Condensed Balance Sheets

(All amounts in thousands, except per share data)

(Unaudited)

	June 30, 2012	December 31, 2011
ASSETS
Current assets:
Cash	$6,902	$9,972
Restricted cash	20	20
Prepaid expenses	460	582
Other current assets	86	73

Total current assets	7,468	10,647

Furniture and fixtures, equipment and leasehold improvements	644	643
Accumulated depreciation	(616)	(609)

	28	34
License agreements, net of accumulated amortization of $1,260 and $1,211 at June 30, 2012 and December 31, 2011, respectively	240	289
Other assets	—	86

Total assets	$7,736	$11,056

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$535	$261
Accrued research and development	397	480
Accrued restructuring	234	653
Accrued other	451	859

Total current liabilities	1,617	2,253

Derivative liability long term	1	6

Commitments and contingencies

Stockholders’ equity
Preferred stock, $.01 par value, 15,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $.01 par value, 100,000 and 300,000 shares authorized at June 30, 2012 and December 31, 2011 respectively; 17,548 and 15,177 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	175	152
Additional paid-in capital	227,653	225,998
Stock subscription receivable	(200)	—
Accumulated deficit	(221,510)	(217,353)

Total stockholders’ equity	6,118	8,797

Total liabilities and stockholders’ equity	$7,736	$11,056

See accompanying notes.

OXiGENE, Inc.

Condensed Statements of Comprehensive Loss

(All amounts in thousands, except per share data)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Product revenues	$—	$—	$114	$—

Operating expenses:
Research and development	1,080	1,499	1,734	3,182
General and administrative	1,199	1,401	2,531	2,786
Restructuring (Note 2)	(2)	—	11	—

Total operating expenses	2,277	2,900	4,276	5,968

Loss from operations	(2,277)	(2,900)	(4,162)	(5,968)

Change in fair value of warrants	4	(31)	5	2,179
Investment income	3	1	8	2
Other (expense) income, net	4	(2)	(8)	(8)

Net loss	$(2,266)	$(2,932)	$(4,157)	$(3,795)

Comprehensive loss	$(2,266)	$(2,932)	$(4,157)	$(3,795)

Basic and diluted net loss per share	$(0.14)	$(0.32)	$(0.26)	$(0.49)
Weighted-average number of common shares outstanding	16,484	9,110	16,104	7,820

See accompanying notes.

OXiGENE, Inc.

Condensed Statements of Cash Flows

(All amounts in thousands)

(Unaudited)

	Six months ended June 30,
	2012	2011
Operating activities:
Net loss	$(4,157)	$(3,795)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrants	(5)	(2,179)
Depreciation	7	32
Amortization of license agreement	49	49
Stock-based compensation	254	486
Changes in operating assets and liabilities:
Restricted cash	—	35
Prepaid expenses and other current assets	(281)	(151)
Accounts payable and accrued expenses	(636)	(1,015)

Net cash used in operating activities	(4,769)	(6,538)

Financing activities:
Proceeds from issuance of common stock, net of issuance costs	1,699	10,396

Net cash provided by financing activities	1,699	10,396

Increase (decrease) in cash and cash equivalents	(3,070)	3,858

Cash at beginning of period	9,972	4,602

Cash at end of period	$6,902	$8,460

Non-cash investing and financing activities:

Issuance of common stock in connection with the private placement warrant exchange	$—	$5,381
Reclassification of CEFF warrants to equity from derivative liability due to warrant exchange	$—	$3

See accompanying notes.

OXiGENE, Inc.

Notes to Condensed Financial Statements

June 30, 2012

(Unaudited)

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. They have been prepared on a basis which assumes that OXiGENE, Inc. (“OXiGENE” or the “Company”) will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, however, all adjustments (consisting primarily of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

The balance sheet at December 31, 2011 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and footnotes thereto included in the Annual Report on Form 10-K for the Company for the year ended December 31, 2011.

Capital Resources

The Company has experienced net losses every year since inception and, as of June 30, 2012, had an accumulated deficit of approximately $221,510,000. The Company expects to incur significant additional operating losses over at least the next several years, principally as a result of its continuing clinical trials and anticipated research and development expenditures. The principal source of the Company’s working capital to date has been the proceeds of private and public equity financings and to a lesser extent the exercise of warrants and stock options. The Company currently has no recurring material amount of licensing or other income. As of June 30, 2012, the Company had approximately $6,922,000 in cash and restricted cash.

Based on the Company’s limited ongoing programs and operations and taking into consideration the expected reductions in cash utilization resulting from the Company’s September 2011 reduction in work force, the Company expects its existing cash to support its operations through the middle of the first quarter of 2013. However, this level of cash utilization does not provide for the initiation of any significant projects to further the development of the Company’s most advanced product candidates, primarily ZYBRESTAT®. Any significant further development of ZYBRESTAT or other capital intensive activities will be contingent upon the Company’s ability to raise additional capital in addition to the existing financing arrangements.

The Company received a letter in June 2012 from The NASDAQ Stock Market (“NASDAQ”) that it had 180 calendar days, or until December 24, 2012, to regain compliance with the minimum closing bid price requirement of $1.00 per share, or it will be de-listed from the NASDAQ Capital Market. In order to regain compliance, shares of the Company’s common stock must maintain the minimum closing bid price for a minimum of ten consecutive business days. If the Company does not regain compliance by December 24, 2012, the Company may be eligible for an additional 180 day grace period if it meets certain requirements in addition to providing written notice of its intention to cure the deficiency by effecting a reverse stock split or by other means during the additional grace period. If the Company is not able to regain compliance and it is de-listed from the NASDAQ Capital Market and must trade in the over-the-counter market, the Company’s ability to raise additional capital may be impaired.

Additional funding may not be available to OXiGENE on acceptable terms, or at all. If the Company is unable to access additional funds when needed, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back or eliminate some or all of its development programs and other operations. Any additional equity financing, if available to the Company, may not be available on favorable terms, most likely will be dilutive to its current stockholders and debt financing, if available, may involve restrictive covenants. If the Company accesses funds through collaborative or licensing arrangements, it may be required to relinquish rights to some of its technologies or product candidates that it would otherwise seek to develop or commercialize on its own, on terms that are not favorable to the Company. The Company’s ability to access capital when needed is not assured and, if not achieved on a timely basis, will materially harm its business, financial condition and results of operations. These uncertainties create substantial doubt about the Company’s ability to continue as a going concern. The Report of Independent Registered Accounting Firm at the beginning of the Consolidated Financial Statements section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 includes a going concern explanatory paragraph.

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In December 2011, OXiGENE established a distribution agreement with Azanta A/S to provide access to ZYBRESTAT for the treatment of patients in a specified territory with anaplastic thyroid cancer, or ATC, on a compassionate use basis. The agreement provides that upon the receipt of ZYBRESTAT by Azanta for distribution and sale to compassionate use patients, Azanta has 30 days to inspect the product for defects and to ensure that the product conforms to the warranties made by the Company. If Azanta does not notify OXiGENE of any defective product within the 30-day period it will be deemed to have accepted the product. Revenue is recognized based on product accepted at the conclusion of the 30-day inspection period. Also, Azanta will pay to OXiGENE, on a quarterly basis, an amount equal to 20% of Azanta’s gross margin, as defined in the agreement, on its sales in the preceding quarter. This revenue is recognized upon notification from Azanta of the gross margin earned.

In addition, OXiGENE has licensed to a third party the Company’s formerly owned Nicoplex and Thiol Test technology. Revenue in connection with this license arrangement is earned based on sales of products or services utilizing this technology. Revenue is recognized under this agreement when payments are received due to the uncertainty of the timing of sales of products or services.

Subsequent Events

The Company reviews all activity subsequent to period end but prior to the issuance of the financial statements for events that could require disclosure or which could impact the carrying value of assets or liabilities as of the balance sheet date.

2. Restructuring

On September 1, 2011, the Company announced a restructuring plan designed to focus the Company’s capital resources on its most promising early-stage clinical programs and further reduce its cash utilization. In connection with this restructuring, the Company recognized approximately $1,237,000 of restructuring expenses, including adjustments. The restructuring expenses include severance payments, health and medical benefits and related taxes, which are expected to be paid through the end of fiscal 2012.

The original charge and adjustments were included in a separate line item and adjustments for foreign exchange were included in other (expense) income, net on the condensed statements of comprehensive loss.

The following table sets forth activity relating to the Company’s accrual for this restructuring (in thousands):

Six Months Ended June 30, 2012
Accrued Restructuring:
Beginning balance-January 1, 2012	$653
Adjustments	11
Payments	(437)
Adjustments for foreign exchange	6

Ending balance-June 30, 2012	$234

3. Stockholders’ Equity — Common and Preferred Shares

The Company had 100,000,000 shares of common stock authorized as of June 30, 2012 and 300,000,000 shares of common stock authorized as of December 31, 2011. As of June 30, 2012, the Company had 17,547,719 shares of common stock issued and outstanding.

          In November 2011, the Company entered into a purchase agreement for the sale, from time to time, of up to $20,000,000 of its common stock to Lincoln Park Capital Fund, LLC (LPC). In connection with the LPC agreement, the Company issued approximately 2,360,674 shares of common stock for proceeds of approximately $1,699,000, net of issuance costs, during the six months ended June 30, 2012. This included 59,940 shares issued as a commitment fee. At June 30, 2012 the Company had a receivable of $200,000 from LPC for a sale of shares under this agreement executed on June 29, 2012, which was recorded in Stock Subscription Receivable as an offset to equity. This amount was received in July 2012 and therefore net proceeds including this amount were $1,899,000. The LPC purchase agreement contains a minimum purchase price of $0.50 per share, which means that LPC shall not have the right or the obligation to purchase any of our common stock if the purchase price per share would be less than $0.50. Assuming that the purchase price per share is $0.50 or greater, the total dollar amount of common stock that the Company could sell under the LPC purchase agreement during the next twelve months is approximately $18,000,000, provided that the Company would be required to file and have declared effective an additional registration statement in order to sell more than an additional 1,949,266 shares of its common stock under the LPC agreement.

On July 21, 2010, the Company entered into an “at the market” (ATM) equity offering sales agreement with MLV & Co. LLC, or MLV, pursuant to which the Company may issue and sell shares of its common stock from time to time through MLV acting as sales agent and underwriter. Until the third quarter of 2012, the Company is not able to sell additional shares under the ATM due to SEC limitations on the number of shares issuable pursuant to a Form S-3 registration statement in a primary offering by smaller reporting companies such as the Company. Due to these SEC limitations, as of August 3, 2012, the total dollar amount of common stock the Company could sell under the ATM during the next twelve months is approximately $4,000,000. This amount is likely to change based on various factors including the Company’s stock price, number of shares outstanding and when the sales take place.

In January and July 2012, 10,101 and 18,148 shares, respectively of common stock with a value of $10,000 each were issued as compensation to a board member pursuant to the Company’s Amended and Restated Non-Employee Director Compensation Policy.

Warrants

Warrant Summary Information

The following is a summary of the Company’s outstanding common stock warrants as of June 30, 2012 and December 31, 2011:

			Number of Warrants outstanding as of: (in thousands)
Warrants Issued in Connection with:	Date of Issuance	Average Exercise Price	June 30, 2012	December 31, 2011
Committed Equity Financing Facility	February 19, 2008	$54.80	13	13
Direct Registration Series I Warrants	July 20, 2009	$42.00	141	141

Total Warrants Outstanding			154	154

Effective with a warrant exchange, the Committed Equity Financing Facility warrants, issued by the Company on February 19, 2008, were reclassified as equity in January 2011. Previously they were recorded as a liability at their fair value in March 2010 and were last recorded as a liability on December 31, 2010. The Direct Registration Series I warrants, issued by the Company on July 20, 2009, were recorded as a liability at their fair value as of the date of their issuance in July 2009 and are revalued at each subsequent reporting date. The value of these warrants recorded on the Company’s balance sheet was approximately $1,000 and $6,000 at June 30, 2012 and December 31, 2011, respectively.

The gain (loss) from the change in fair value of warrants and other financial instruments for the three months and six months ended June 30, 2012 and 2011 is summarized below (in thousands):

	Three Months ended June 30,		Six Months ended June 30,
	2012	2011	2012	2011
Committed Equity Financing Facility	$—	$—	$—	$3
Direct Registration Warrants	4	(31)	5	59
Gain recognized in connection with Warrant Exchange agreements	—	—	—	690
Private Placement Warrants	—	—	—	1,427
Total gain (loss) on change in fair market value of derivatives

	$4	$(31)	$5	$2,179

Options

The Company’s 2005 Stock Plan, as amended at the 2012 Annual Meeting of Stockholders in May 2012 (the “2005 Plan”) provides for the award of options, restricted stock and stock appreciation rights to acquire up to 4,000,000 shares of the Company’s common stock in the aggregate. Currently, the 2005 Plan allows for awards of up to 200,000 shares that may be granted to any one participant in any fiscal year. For options subject to graded vesting, the Company elected the straight-line method of expensing these awards over the service period.

The following is a summary of the Company’s stock option activity under its 2005 Plan for the six months ended June 30, 2012:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(Years)	(In thousands)
Options outstanding at December 31, 2011	1,002	$5.91	9.22
Granted	774	$1.07
Forfeited and expired	(548)	$7.35

Options outstanding at June 30, 2012	1,228	$2.22	9.35

Options exercisable at June 30, 2012	337	$3.89	8.60

Options vested or expected to vest at June 30, 2012	815	$2.62	9.19	$—

As of June 30, 2012 there was approximately $332,000 of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of approximately 2.3 years.

The fair values for the stock options granted were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the six months ended June 30, 2012:

Weighted Average Assumptions
Risk-free interest rate	1.04%
Expected life	4 Years
Expected volatility	102%
Dividend yield	0.00

4. Net Loss Per Share

Basic and diluted net loss per share was calculated by dividing the net loss per share attributed to the Company’s common shares by the weighted-average number of common shares outstanding. Diluted net loss per share includes the effect of all dilutive, potentially issuable common equivalent shares as defined using the treasury stock method. All of the Company’s common stock equivalents are anti-dilutive due to the Company’s net loss position for all periods presented. Accordingly, common stock equivalents of approximately 1,228,000 stock options and 154,000 warrants at June 30, 2012 and 307,000 stock options and 154,000 warrants at June 30, 2011, were excluded from the calculation of weighted average shares for diluted net loss per share.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2012 and June 30, 2011 should be read in conjunction with the sections of our audited consolidated financial statements and notes thereto, as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that is included in our Annual Report on Form 10-K for the year ended December 31, 2011, and also with the unaudited financial statements set forth in Part I, Item 1 of this Quarterly Report on Form 10-Q.

OVERVIEW

We are a clinical-stage, biopharmaceutical company developing novel therapeutics primarily to treat cancer. Our primary focus is the development of product candidates referred to as vascular disrupting agents, or VDAs, that selectively disable and destroy abnormal blood vessels that provide solid tumors a means of growth and survival and also are associated with visual impairment in a number of ophthalmological diseases and conditions.

We intend to primarily target the development of our product candidates for the treatment of rare cancers that will be eligible for orphan drug status from the Food and Drug Administration, or FDA. Our lead candidate, ZYBRESTAT®, has been awarded orphan drug status by the FDA and the European Commission in the European Union for the treatment of anaplastic thyroid cancer, or ATC, medullary thyroid cancer, Stage IV papillary thyroid cancer, and Stage IV follicular thyroid cancer, and by the FDA for the treatment of ovarian cancer. The FDA has also granted Fast Track status to ZYBRESTAT for the treatment of ATC.

The Orphan Drug Act was passed in January 1983 to stimulate the research, development, and approval of products that treat rare diseases. An orphan drug is defined as a product that treats a rare disease affecting fewer than 200,000 patients in the United States. Drugs are granted orphan status for a specific indication.

To date, more than 400 subjects have been treated with ZYBRESTAT in human clinical trials, and the drug candidate has been observed to be generally well-tolerated with a manageable safety profile.

ATC is an aggressive, rare, lethal cancer of the thyroid gland. Because of the rapid progression of the disease and the absence of effective therapies, median survival from the time of diagnosis is approximately 3-4 months. We have completed a Phase 2/3 clinical trial of ZYBRESTAT in patients with ATC, and we are currently in discussions with the FDA regarding a special protocol assessment (SPA) for a pivotal Phase 3 clinical trial of ZYBRESTAT in ATC, which we refer to as the FACT 2 trial. We believe completion of the FACT 2 study, assuming positive clinical results, would be sufficient to obtain FDA approval and approval in Europe for the treatment of patients with advanced ATC.

We are also exploring the use of ZYBRESTAT in the treatment of ovarian cancer. On June 15, 2012, a group of British clinical investigators published results from a Phase 1 study in solid tumors, using a combination of ZYBRESTAT with bevacizumab without cytotoxic chemotherapy in the journal Clinical Cancer Research. The investigators observed disease stabilization in 9 of 14 patients (60%), and one patient with ovarian cancer had a partial response based on CA125 tumor marker levels lasting over 1 year.

The investigators also observed that functional imaging of the tumors at baseline and after cycle 1 showed longer profound vascular changes and blood-flow shutdown when ZYBRESTAT was added to the treatment regimen, demonstrating the complementary therapeutic effect of ZYBRESTAT and bevacizumab. We believe that this approach of combining vascular targeting agents without chemotherapy represents a potential way forward in clinical evaluation, and it is the basis for the ongoing Phase 2 clinical trial of ZYBRESTAT in advanced ovarian cancer, described below.

This trial is being conducted by the Gynecologic Oncology Group (GOG), an organization dedicated to clinical research in the field of gynecologic cancer, under the sponsorship of the Cancer Therapy Evaluation Program of the National Cancer Institute (CTEP). The trial is expected to enroll a total of 110 patients. To be eligible for the study, patients must have relapsed platinum-sensitive ovarian cancer, and must have had one prior platinum-based chemotherapeutic regimen. Patients are being randomized into two arms: one arm receives bevacizumab; the second arm receives bevacizumab plus ZYBRESTAT. Patients are treated until disease progression or adverse effects prohibit further therapy. The primary endpoint of the Phase 2 trial is progression-free survival. Secondary endpoints include safety, overall survival and objective responses by treatment. We anticipate final analysis of the data from this trial in 2013. On August 6, 2012, we announced that a pre-specified interim safety analysis of 25 patients in this trial indicated that only one of these patients had suffered a protocol specified serious adverse event in the trial to date, and therefore the trial should continue to full enrollment.

More than 60 clinical sites are participating in the GOG study. If the trial is clinically successful in terms of slowing tumor progression, we believe that this combination of vascular targeting agents, without the use of cytotoxic chemotherapy agents - and their often significant side effects - could provide a potentially better tolerated alternative for the treatment of ovarian cancer patients.

                This combination of vascular targeting agents would also complement the positive clinical results seen in prior clinical studies using ZYBRESTAT in conjunction with carboplatin and paclitaxel in patients with platinum- resistant ovarian cancer. Final results from a Phase 2 study were published by the Mount Vernon Cancer Centre, in the U. K., in the January 2011 issue of Annals of Oncology, showing a response rate of 25% (11/44) in a platinum resistant population and an additional 11% (5/44) of patients with unconfirmed responses on CT, suggesting that randomized trials including ZYBRESTAT with platinum-based chemotherapy should be performed in patients with advanced ovarian cancer.

In June 2012, we announced the establishment of an exclusive, worldwide licensing agreement with Angiogene Pharmaceuticals Ltd., a U.K.-based drug development company relative to their VDA program for neuroendocrine cancers, focused specifically on carcinoid syndrome. We plan to leverage these assets for the development and potential commercialization of ZYBRESTAT to treat carcinoid syndrome associated with metastatic carcinoid and neuroendocrine tumors. In the United States, according to the American Cancer Society, approximately 5,000 new carcinoid tumors and an additional 3,000 neuroendocrine tumors, or NETs, are diagnosed annually. Assuming similar incidence rates, this translates to 16,000 new cases of carcinoid and NETs annually in the combined markets of Europe and Japan.

Neuroendocrine tumors, including carcinoid, are increasing in incidence more rapidly than other cancers, but treatment, including, drugs, surgery, or embolization techniques, are not successful for all patients or may provide only temporary relief. The medical need for additional therapeutic options for patients and doctors remains open and may provide an opportunity for us to utilize our technology and experience in developing VDA drugs for the benefit of those patients.

Given the compelling scientific basis for using a VDA to disrupt blood flow to induce tumor necrosis and reduce production of biologically active mediators, such as serotonin, which are associated with the most severe, debilitating symptoms of this disease, we plan to investigate the effectiveness of ZYBRESTAT in this setting. We believe that using this approach has the potential to provide a faster path to establishing clinical activity of ZYBRESTAT, as compared to more typical endpoints such as progression-free survival or overall survival, as utilized in our other ongoing programs, and to significantly expand the commercial opportunity and patent protection for ZYBRESTAT.

Financial Resources

We have experienced net losses every year since our inception and, as of June 30, 2012, had an accumulated deficit of approximately $221,510,000. We expect to incur significant additional operating losses over at least the next several years, principally as a result of our continuing clinical trials and anticipated research and development expenditures. The principal source of our working capital to date has been the proceeds of private and public equity financings and to a lesser extent the exercise of warrants and stock options. We currently have no recurring material amount of licensing or other income. As of June 30, 2012, we had approximately $6,922,000 in cash and restricted cash.

Currently, we have two vehicles available for raising capital as described in detail in Note 3 to the Condensed Financial Statements for the quarter ended June 30, 2012 and in Liquidity below. In summary, we may sell up to a total of $20,000,000 of our common stock to Lincoln Park Capital Fund, LLC (LPC), pursuant to a stock purchase agreement, subject to a minimum purchase price of $0.50 per share. We also have entered into an “at the market” (ATM) equity offering sales agreement with MLV & Co. LLC, (MLV), pursuant to which we may issue and sell shares of common stock from time to time through MLV acting as our sales agent and underwriter. Until the third quarter of 2012, we are not able to sell additional shares under the ATM due to SEC limitations on the number of shares issuable pursuant to a Form S-3 registration statement in a primary offering by smaller reporting companies such as us. Due to these SEC limitations, as of August 3, 2012, the total dollar amount of common stock we could sell under the ATM during the next twelve months is approximately $4,000,000. This amount is likely to change based on various factors including our stock price, number of shares outstanding and when the sales take place.

On September 1, 2011, we announced a restructuring plan, which included a reduction in work force, designed to focus our capital resources on our most promising early-stage clinical programs and further reduce our cash utilization. Among other things, we decided as part of the restructuring to continue to explore options for the conduct of the FACT 2 trial, to continue to support the Phase 2 trial being conducted by the GOG in ovarian cancer, to continue to support the ongoing investigator-sponsored Phase 1 trial of OXi4503 in patients with acute myeloid leukemia or myelodysplastic syndrome being conducted at the University of Florida, to reduce our workforce by 11 full-time equivalent employees or approximately 61%, and to reduce the amount of office space we rent, primarily by closing our office in Waltham, Massachusetts in May 2012 and by conducting our operations only out of our South San Francisco office.

We offered severance benefits to the terminated employees, and have recorded a total charge relating to this matter of approximately $1,237,000, most of which was recorded in the third quarter of 2011 and was primarily associated with personnel-related termination costs. In order to provide for an orderly transition, we implemented the reduction in work force in a phased manner. Substantially all of the charge represents cash expenditures. Upon completion of the restructuring activities outlined above, we expect to reduce expenses from fiscal 2011 levels by an annual amount of approximately $2,000,000. Our ability to achieve this anticipated cost reduction is contingent upon only continuing to conduct the projects for which we are currently committed. Based on this planned level of cash utilization, we will be unable to significantly advance the clinical development of our product candidates, including ZYBRESTAT, without raising more capital.

Based on our limited ongoing programs and operations and taking into consideration the expected reductions in cash utilization resulting from our September 2011 reduction in work force, we expect our existing cash to support our operations through the middle of the first quarter of 2013. However, this level of cash utilization does not provide for the initiation of any projects to further the development of our most advanced product candidates, primarily ZYBRESTAT. Any significant further development of ZYBRESTAT or other capital intensive activities will be contingent upon our ability to raise additional capital in addition to our existing financing arrangements , as to which we can give you no assurance.

We will require significant additional funding to fund operations and to continue the development of our product candidates. Such funding may not be available to us on acceptable terms, or at all. If we are unable to access additional funds when needed, we may not be able to continue the development of our product candidates or we could be required to delay, scale back or eliminate some or all of our development programs and other operations. Any additional equity financing, which may not be available to us or may not be available on favorable terms, most likely will be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we access funds through collaborative or licensing arrangements, we may be required to relinquish rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize on our own, on terms that are not favorable to us. Our ability to access capital when needed is not assured and, if not achieved on a timely basis, will materially harm our business, financial condition and results of operations.

We are committed to a disciplined financial strategy and as such maintain a limited employee and facilities base, with development, scientific, finance and administrative functions, which include, among other things, product development, regulatory oversight and clinical testing. Our research and development team members typically work on a number of development projects concurrently. Accordingly, we do not separately track the costs for each of these research and development projects to enable separate disclosure of these costs on a project-by-project basis. We conduct scientific activities pursuant to collaborative arrangements with universities. Regulatory and clinical testing functions are generally contracted out to third-party, specialty organizations.

Results of Operations

Three and Six Months Ended June 30, 2012 and June 30, 2011

Revenue

We recognized $114,000 in product revenue for the six month period ended June 30, 2012. No revenue was recognized in the three month period ended June 30, 2012 or in the three and six month periods ended June 30, 2011. Revenues in 2012 represent amounts recognized under our distribution agreement with Azanta Danmark A/S, or Azanta. In 2011, we established a partnership agreement with Azanta to provide access to ZYBRESTAT for the treatment of patients in a specified territory with ATC on a compassionate use basis. Under the terms of the agreement, we provide ZYBRESTAT to Azanta in exchange for a specified payment. Azanta will serve as exclusive distributor for ZYBRESTAT in the specified territory for this purpose and will provide ZYBRESTAT to physicians solely to treat ATC on a compassionate use basis in the territory covered by the agreement until such time as ZYBRESTAT may obtain marketing approval in that territory. The territory includes the European Union, including the Nordic countries and Switzerland, and Canada, and the agreement may also be expanded to include other countries on a country-by-country basis. We do not expect to receive significant income from Azanta under this arrangement.

Our future revenues will depend upon our ability to establish collaborations with respect to, and generate revenues from, products currently under development by us. We expect that we will not generate meaningful revenue unless and until we enter into new collaborations providing for funding through the payment of licensing fees and up-front payments.

Research and development expenses

The table below summarizes the most significant components of our research and development expenses for the periods indicated in thousands and provides the percentage change in these components:

	Three Months ended June 30,			Six Months ended June 30,
	2012	2011	% Change	2012	2011	% Change
External services	$513	$692	-26%	$780	$1,550	-50%
Employee compensation and related	341	556	-39%	599	1,192	-50%
Employee stock-based compensation	30	118	-75%	46	166	-72%
Other	196	133	47%	309	274	13%

Total research and development	$1,080	$1,499	-28%	$1,734	$3,182	-46%

The reduction in external services expenses for the three and six month periods ended June 30, 2012 compared to the same three and six month periods in 2011 is primarily attributable to a reduction in spending on all of our clinical projects for the comparable periods with the majority of the reduction coming from the ZYBRESTAT for oncology program, most prominently our anaplastic thyroid cancer and non-small cell lung cancer projects. These two major studies have substantially concluded. In addition, we experienced reductions in expenses on our OXi4503 and ZYBRESTAT for ophthalmology programs for the comparable 2011 periods, primarily related to our decision in February 2010 and September 2011 to scale back our research and development efforts to a limited number of projects.

The reduction in employee compensation and related expenses for the three and six month periods ended June 30, 2012 compared to the same three and six month periods of 2011 is due to the reductions in our clinical programs as noted above. We have reduced our headcount through restructurings as our clinical trials have progressed to conclusion and our compensation and related expenses have decreased accordingly in the three and six month periods ended June 30, 2012 compared to the same periods in 2011.

The increase in Other expenses for the three and six month periods ended June 30, 2012 compared to the same three and six month periods in 2011 is primarily attributable to a license fee we expensed in the second quarter of 2012.

We continue to evaluate next steps in the development of our clinical programs. As a result, research and development expenses in the future could vary significantly from those incurred in the 2011 fiscal year.

General and administrative expenses

The table below summarizes the most significant components of our general and administrative expenses for the periods indicated in thousands and provides the percentage changes in these components:

	Three Months ended June 30,			Six Months ended June 30,
			% Change			% Change
	2012	2011		2012	2011
Employee compensation and related	$351	$497	-29%	$843	$985	-14%
Employee stock-based compensation	88	211	-58%	128	285	-55%
Consulting and professional services	516	408	26%	1,079	966	12%
Other	244	285	-14%	481	550	-13%

Total general and administrative	$1,199	$1,401	-14%	$2,531	$2,786	-9%

Employee compensation and related expenses decreased in the three and six month periods of 2012 as compared to 2011 due primarily to a reduction in headcount in September 2011. In the six month period, this cost reduction was slightly offset by additional costs in the first quarter of 2012 related to the transition of consolidating our Massachusetts administrative offices, including our finance employees, to our California headquarters. Employee stock-based compensation expense decreased in part because of the reduction in headcount but can also vary significantly from period to period due to the timing and vesting of option grants.

Consulting and professional services increased in the three month period of 2012 as compared to 2011 due primarily to the timing of legal and investor relations costs which were comparable for the six month period in 2012 as compared to 2011. The increase in Consulting and professional services in the six month period of 2012 as compared to 2011 was due primarily to board fees which increased due to a revised Board compensation policy. Other expense decreased in the three and six month periods of 2012 as compared to 2011 due primarily to a reduction in facility related costs, including insurance.

As a result of our restructuring announced in September 2011, we expect general and administrative expenses to decrease in 2012 as compared to 2011. We continue to evaluate general and administrative expense and as a result, in the future they could vary significantly from those incurred in the 2011 fiscal year.

Other Income and Expenses

The table below summarizes Other Income and Expense in our Condensed Statements of Comprehensive Loss for the periods indicated, in thousands:

	Three Months ended June 30,		Six Months ended June 30,
	2012	2011	2012	2011
Change in fair value of warrants	$4	$(31)	$5	$2,179
Investment income	3	1	8	2
Other (expense) income, net	4	(2)	(8)	(8)

Total	$11	$(32)	$5	$2,173

We recorded an unrealized (non-cash) gain in the three month and six month periods ended June 30, 2012 and a loss in the three month period ended June 30, 2011 and a gain in the six month period ended June 30, 2011, as a result of the change in the estimated fair market value of our common stock warrants issued in connection with the offerings of our common stock.

The table below summarizes the components of the change in fair value of warrants and other financial instruments for the three and six month periods ended June 30, 2012 and June 30, 2011.

	Three Months ended June 30,		Six Months ended June 30,
	2012	2011	2012	2011
Committed Equity Financing Facility Warrants	$—	$—	$—	$3
Direct Registration Warrants	4	(31)	5	59
Gain recognized in connection with Warrant Exchange agreements	—	—	—	690
Private Placement Warrants	—	—	—	1,427

Total gain (loss) on change in fair market value of derivatives	$4	$(31)	$5	$2,179

Liquidity and Capital Resources

To date, we have financed our operations principally through net proceeds received from private and public equity financings and through a strategic development arrangement with Symphony Capital Partners, L.P., which concluded in 2009. We have experienced negative cash flow from operations each year since our inception, except in fiscal 2000. As of June 30, 2012, we had an accumulated deficit of approximately $221,510,000. We expect to continue to incur increased expenses, resulting in losses, over at least the next several years due to, among other factors, our continuing and planned clinical trials and anticipated research and development activities. We had cash and restricted cash of approximately $6,922,000 at June 30, 2012.

The net cash used in operating activities was approximately $4,768,000 in the six months ended June 30, 2012 compared to $6,538,000 in the comparable period in 2011. The net cash used in both periods was primarily attributable to the net losses, adjusted to exclude certain non-cash items, primarily in the 2011 period from a change in the fair value of warrants and other financial instruments of $2,179,000. Net cash used in operating activities in the 2012 period was also impacted by the pay down of our accrued restructuring costs and for both the 2012 and 2011 periods by the reduction of accrued liabilities.

Net cash provided by financing activities was approximately $1,699,000 for the six months ended June 30, 2012 compared to $10,396,000 in the comparable period in 2011. Net cash provided by financing activities in the six months ended June 30, 2012 was attributable to net proceeds from the sale of common stock under our agreement with LPC described below. Net cash provided by financing activities for the six months ended June 30, 2011 is primarily attributable to the net proceeds from the sale of common stock under our “at the market” equity financing facility discussed below.

On January 18, 2011, we entered into separate Warrant Exchange Agreements with each of the holders of warrants to purchase shares of our common stock issued in March 2010, pursuant to which, at the initial closing, the warrant holders exchanged their outstanding Series A and Series C warrants having “ratchet” price-based anti-dilution protections for (A) an aggregate of 1,096,933 shares of common stock and (B) Series E Warrants to purchase an aggregate of 1,222,623 shares of common stock. The Series E Warrants were not exercisable for six months, had an exercise price of $4.60 per share (reflecting the market value of the shares of common stock as of the close of trading on January 18, 2011, prior to the entry into the Warrant Exchange Agreements), and did not contain any price-based anti-dilution protections. In addition, we agreed to seek shareholder approval to issue up to 457,544 additional shares of common stock to the warrant holders in a subsequent closing. Such shareholder approval was obtained on March 18, 2011, and the Series E Warrants issued at the initial closing were exchanged for the additional 457,544 shares of common stock.

In November 2011, we entered into a purchase agreement for the sale, from time to time, of up to $20,000,000 of our common stock to Lincoln Park Capital Fund, LLC (LPC), a Chicago-based institutional investor. The proceeds from any sales under this purchase agreement will be used to further develop our late and early-stage clinical pipeline and to fund our ongoing operations. During the 36-month term of the purchase agreement, we control the timing and amount of any sales to LPC, if and when we decide, in accordance with the purchase agreement. LPC has no right to require us to sell any shares to LPC, but LPC is obligated to make purchases as we direct, subject to certain conditions, which include the continuing effectiveness of a registration statement filed with the Securities and Exchange Commission covering the resale of the shares that may be issued to LPC and limitations related to the market value of our common stock. There is no guarantee that funding from LPC will be available when needed, or at all. There are no upper limits to the price LPC may pay to purchase our common stock and the purchase price of the shares related to any future sales will be based on the prevailing market prices of our shares immediately preceding the notice of sale to LPC without any fixed discount. The agreement may be terminated by us at any time, at our sole discretion, without any cost or penalty. In connection with the LPC agreement, we issued approximately 300,000 shares of common stock as an initial commitment fee in the year ended December 31, 2011, and we have issued 2,360,674 shares of common stock for approximately $1,699,000, in proceeds, net of issuance costs, during the six months ended June 30, 2012. The shares issued included 59,940 shares issued as a commitment fee. At June 30, 2012 the Company had a receivable of $200,000 from LPC for a sale of common stock pursuant to this agreement executed on June 29, 2012, which was recorded in stock subscription receivable as an offset to equity. This amount was received in July 2012 and therefore net proceeds including this amount were $1,899,000. We are unable to use this agreement at any time when the price to LPC of the shares of our common stock would be less than $0.50 per share. Assuming that the purchase price per share is $0.50 or greater, the total dollar amount of common stock that we could sell under the LPC purchase agreement during the next twelve months is approximately $18,000,000, provided that we would be required to file and have declared effective an additional registration statement in order to sell more than an additional 1,949,266 shares of our common stock under the LPC agreement.

On July 21, 2010, we entered into an “at the market” (ATM) equity offering sales agreement with MLV & Co. LLC (MLV), pursuant to which we may issue and sell shares of our common stock from time to time through MLV acting as our sales agent and underwriter. Sales of our common stock through MLV are made on the principal trading market of our common stock by means of ordinary brokers’ transactions at market prices, in block transactions or as otherwise agreed by MLV and us. MLV uses its commercially reasonable efforts to sell our common stock from time to time, based upon our instructions (including any price, time or size limits we may impose). We pay MLV a commission rate of up to 7.0% of the gross sales price per share of any common stock sold through MLV as agent under the sales agreement. During our fiscal year 2011, we sold approximately 7,794,000 shares of our common stock for net proceeds of approximately $17,146,000. Until the third quarter of 2012, we are not able to sell additional shares under this ATM due to SEC limitations on the number of shares issuable pursuant to a Form S-3 registration statement in a primary offering by smaller reporting companies such as us. Due to these SEC limitations, as of August 3, 2012 the total dollar amount of common stock we could sell under the ATM during the next twelve months is approximately $4,000,000. This amount is likely to change based on various factors including our stock price, number of shares outstanding and when the sales take place.

On September 1, 2011, we announced a restructuring plan, which included a reduction in work force, designed to focus our capital resources on our most promising early-stage clinical programs and further reduce our cash utilization. We offered severance benefits to the terminated employees, and have recorded a total charge of approximately $1,237,000, most of which was recorded in the third quarter of 2011 and was primarily associated with personnel-related termination costs. In order to provide for an orderly transition, we implemented the reduction in work force in a phased manner. Substantially all of the charge for this matter represents cash expenditures. Upon completion of the restructuring activities outlined above, we expect to reduce expenses from fiscal 2011 levels by an annual amount of approximately $2,000,000. Our ability to achieve this anticipated cost reduction is contingent upon only continuing to conduct the projects for which we are currently committed. Based on this planned level of cash utilization, we will be unable to significantly advance the clinical development of our product candidates, including ZYBRESTAT.

In December 2011, we established a partnership agreement with Azanta to provide access to ZYBRESTAT for the treatment of patients in a specified territory with ATC on a compassionate use basis. Our Named Patient Program, to be managed by Azanta, provides a regulatory mechanism to allow healthcare professionals in the territory to prescribe ZYBRESTAT to individual ATC patients while it is still in development. Under the terms of the agreement, we will provide ZYBRESTAT to Azanta. Azanta will serve as exclusive distributor for ZYBRESTAT in the specified territory for this purpose and will provide ZYBRESTAT to physicians solely to treat ATC on a compassionate use basis in the territory covered by the agreement until such time as ZYBRESTAT may obtain marketing approval in that territory. The territory includes the European Union, including the Nordic countries and Switzerland, and Canada, and the agreement may also be expanded to include other countries on a country-by-country basis. OXiGENE and Azanta will cooperate on regulatory activities relating to ZYBRESTAT for the treatment of ATC within the territory. There will be no transfer of ownership of intellectual property rights for ZYBRESTAT to Azanta under the terms of the agreement. We do not expect to receive significant income from Azanta under this arrangement. In the quarter ended March 31, 2012 and six month period ended June 30, 2012 we received cash and recognized $114,000 of product revenue under this agreement. No revenue was recognized or any cash received under this agreement during 2011.

Based on our limited ongoing programs and operations and taking into consideration the expected reductions in cash utilization resulting from our September 2011 reduction in force, we expect our existing cash to support our operations through the middle of the first quarter of 2013. However, this level of cash utilization does not provide for the initiation of any projects to further the development of our most advanced product candidates, primarily ZYBRESTAT. Any significant further development of ZYBRESTAT or other capital intensive activities will be contingent upon our ability to raise additional capital in addition to our existing financing arrangements.

We will require significant additional funding to fund operations and to continue the development of our product candidates. Our ongoing capital requirements will depend on numerous factors, including: the progress and results of preclinical testing and clinical trials of our product candidates under development, including ZYBRESTAT and OXi4503; the costs of complying with FDA and other regulatory agency requirements, including addressing the findings set forth by the FDA in its correspondence to us in March 2012, which will be significant, as noted in the Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2011 regarding regulatory compliance and approvals; the progress of our research and development programs; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources, if any, that we devote to develop manufacturing methods and advanced technologies; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by third-party patent or other technology rights; the cost of commercialization activities and arrangements, if any, undertaken by us; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.

If we are unable to raise additional funds when needed, we will not be able to continue development of our product candidates or we will be required to delay, scale back or eliminate some or all of our development programs or cease operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize. Our failure to raise capital when needed will materially harm our business, financial condition and results of operations.

Critical Accounting Policies and Significant Judgments and Estimates

There have been no changes to our critical accounting policies and significant judgments and estimates from our Annual Report on Form 10-K for the year ended December 31, 2011.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

There have been no changes to our market risks from our Annual Report on Form 10-K for the year ended December 31, 2011.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

The Securities and Exchange Commission requires that as of the end of the period covered by this Quarterly Report on Form 10-Q, the Chief Executive Officer, CEO, and the Chief Financial Officer, CFO, evaluate the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and report on the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our CEO and Interim CFO concluded that our disclosure controls and procedures were effective, as of June 30, 2012, to ensure that we record, process, summarize and report the information we must disclose in reports that we file or submit under the Exchange Act, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our CEO and Interim CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control.

There were no changes in our internal control over financial reporting, identified in connection with the evaluation of such control that occurred during the last fiscal quarter, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Important Considerations

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

Not applicable.

Item 1A. Risk Factors

There have been no material changes to the risk factors as described in our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC, except as follows:

If the trading price of our common shares fails to comply with the continued listing requirements of The NASDAQ Capital Market, we will face possible delisting from that market, which would result in a limited public market for our common shares and make obtaining future financing more difficult for us.

Companies listed on The NASDAQ Capital Market (“NASDAQ”) are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days. On June 25, 2012, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the bid price of our common shares closed below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) for continued inclusion on The NASDAQ Capital Market.

In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we have an initial grace period of 180 calendar days, or until December 24, 2012, to regain compliance with the minimum bid price requirement. We cannot assure you that our share price will comply with the requirements for continued listing of our common shares on The NASDAQ Capital Market in the future. If our common shares lose their status on The NASDAQ Capital Market, our common shares would likely trade in the over-the-counter market.

If our shares were to trade on the over-the-counter market, selling our common shares would be more difficult because the over-the-counter market is substantially less active and liquid than The NASDAQ Capital Market. In addition, in the event our common shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our common shares, further limiting the liquidity of our common shares. These factors could result in lower prices and larger spreads in the bid and ask prices for common shares.

Any such delisting from The NASDAQ Capital Market and continued or further declines in our share price and market value would also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

None.

Item 5. Other Information

None.

Item 6. Exhibits

3.1	Certificate of Amendment to Restated Certificate of Incorporation filed with Secretary of State of Delaware on May 29, 2012. (1)

10.1	OXiGENE, Inc. 2005 Stock Plan (as amended on May 24, 2012). (1)

10.2	Form of Indemnification Agreement. (2)

10.3	Employment Agreement by and between the registrant and Barbara D. Riching dated 08/03/2012. (2)

31.1	Certification of Principal Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Principal Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	The following materials from OXiGENE, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Balance Sheets at June 30, 2012 and December 31, 2011, (ii) Condensed Statements of Comprehensive Loss for the three and six months ended June 30, 2012 and 2011, (iii) Condensed Statements of Cash Flows for the six months ended June 30, 2012 and 2011, and (iv) Notes to Condensed Financial Statements.**

**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Incorporated by reference to the Registrant’s Form S-8 filed May 31, 3012.

(2)	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OXiGENE, INC. (Registrant)

Date: August 13, 2012	By:	/s/ Peter J. Langecker
Peter J. Langecker
Chief Executive Officer

Date: August 13, 2012	By:	/s/ Barbara D. Riching
Barbara D. Riching
Interim Chief Financial Officer